                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                 NURESCELL INC.
                                (Name of Issuer)


                         COMMON STOCK, $.0001 par value
                         (Title of Class of Securities)


                                   67057R 10 1
                                 (CUSIP Number)


               Adrian A. Joseph, Ph.D.; 1400 Bristol Street North
            Suite 240, Newport Beach, California 92660 (949)752-0071
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 15, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP NO. 67057R 10 1                   13D                    Page 2 of 5 Pages
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Adrian A. Joseph, Ph.D.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       OO/PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  -0-

                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY                    2,990,750
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                        -0-

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                  2,990,750

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,990,750

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 67057R 10 1                    13D                   Page 3 of 5 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dianna Joseph

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       OO/PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  -0-

                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY                    2,990,750
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                        -0-

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                  2,990,750

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,990,750

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 7, 1999, Amendment No. 1 thereto filed with the Securities and Exchange Commission on December 3, 1999 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on March 13, 2000 (collectively, the "Schedule 13D") by Adrian A. Joseph, Ph.D. and Dianna Joseph, with respect to the shares of Common Stock, par value $0.0001 of Nurescell Inc. Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.


Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The 2,990,750 shares beneficially owned by the Josephs (the "Shares") constitute approximately 19.1% of Nurescell's Common Stock outstanding as of January 13, 2001.

         (b) The Josephs share the voting and dispositive power with respect to the Shares.

         (c) The Josephs have engaged in the following transactions with respect to Nurescell's Common Stock since the most recent filing of Schedule 13D:

Transaction         Number of          Price Per           Type of
   Date              Shares              Share           Transaction
-------------       ---------          ---------         -----------
4/18/00                25,000            N/A              Gift
4/27/00                 2,000            N/A              Gift
 5/5/00                 2,000            N/A              Gift
6/10/00               117,000            $1.50            Sale
6/15/00                25,000            N/A              Gift
7/26/00                36,000            $1.50            Sale
7/26/00                 7,000            $1.43            Sale
7/27/00                15,000            $1.50            Sale
11/6/00                 3,000            $0.25            Sale
11/6/00                28,000            $1.25            Sale
1/11/01             3,500,000              *              Sale

* Exchanged for 3,500,000 shares of common stock of Advanced Technology Industries, Inc.


          (d)   Not applicable.

          (e)   Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: January 13, 2001



                    /s/ Adrian A. Joseph, Ph.D.
                    -------------------------------
                    Adrian A. Joseph, Ph.D.



                    /s/ Dianna Joseph
                    -------------------------------
                    Dianna Joseph


                                   Page 5 of 5